SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN announces its Earnings Release Schedule

 CSN [B3: CSNA3, NYSE: SID], company that combines steel, mining, cement, logistics and energy businesses, informs its 4Q17 and 2017 Earnings Release Schedule.

Earnings Release
Monday, March 26th, 2018 - after trading hours.

2017 Financial Statements

4Q17 and 2017 Results

Conference Calls

English	Portuguese
March 27th, 2018	March 27th, 2018
10:00 a.m. (US EDT)	10:00 a.m. (US EDT)
11:00 a.m. (Brasília time)	11:00 a.m. (Brasília time)
Phone: +1 (516) 300-1066	Phone: +55 (11) 3127-4971 |+55 (11) 3728-5971
Code: CSN	Code: CSN
Replay phone: +55 (11) 3127-4999	Replay phone: +55 (11) 3127-4999
Replay code: 88918248	Replay code: 34037740
Webcast: click here	Webcast: click here

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and webcast: A slide presentation will be available for viewing and downloading in our website http://www.csn.com.br/ir and MZiQ platform (www.mziq.com). The conference calls will be live broadcast over the internet on the same website, remaining available after the event.

Replay: A conference call replay facility will be available for 7 days.

For further information, please contact:

Investor Relations
Marcelo Cunha Ribeiro
Investor Relations Executive Officer
Phone: +55 (11) 3049-7454
invrel@csn.com.br
www.csn.com.br/ir

About CSN

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. Thanks to its integrated production system and exemplary management, CSN's production costs are among the lowest in the global steel sector.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.